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                                  UNITED STATES             ------------------------------
                       SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                             Washington, D.C. 20549         ------------------------------
                                                            OMB Number:          3235-0058
                                   FORM 12b-25              Expires:      January 31, 2002
                                                            Estimated average burden
                           NOTIFICATION OF LATE FILING      hours per response........2.50
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                                                                   SEC FILE NUMBER
                                                            ------------------------------
                                                                    CUSIP NUMBER
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(Check One):  [_] Form 10-K    [_] Form 20-F  [_] Form 11-K  [X] Form 10-Q  [_] Form N-SAR

       For Period Ended:        August 4, 2001
                        ------------------------------------------------------
     [_]Transition Report on Form 10-K
     [_]Transition Report on Form 20-F
     [_]Transition Report on Form 11-K
     [_]Transition Report on Form 10-Q
     [_]Transition Report on Form N-SAR
        For the Transition Period Ended:
                                        --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

Lechters, Inc.
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Full Name of Registrant

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Former Name if Applicable

1 Cape May Street
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Address of Principal Executive Office (Street and Number)

Harrison, New Jersey  07029-2404
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The   accountant's   statement  or  other  exhibit  required  by  Rule
          12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                          PART IV -- OTHER INFORMATION

1.   Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

              Sheon Karol                  973               849-6380
     ---------------------------------  -------------  ------------------------
                  (Name)                (Area Code)      (Telephone Number)


2.   Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities  Exchange Act of 1934 or No Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for such shorter  period that
     Yes the  registrant  was  required to file such  report(s)  been filed?  If
     answer is no, identify report(s).                                                  Yes     No
                                                                                        [X]     [_]

3.   Is it anticipated that any significant change in results of operations from the  corresponding  period for the last No fiscal year will be reflected by the  earnings  statements  to be included in the subject  report or portion
     thereof?                                                                           Yes     No
                                                                                        [_]     [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

================================================================================
                             Lechters, Inc.
          ----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned here unto duly authorized.



Date:      September 18, 2001            By: /s/ Daniel L. Anderson
           ---------------------            ------------------------------------------------
                                            Daniel L. Anderton, Senior Vice President, Chief
                                            Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                          ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18
U.S.C. 1001).
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                                  ATTACHMENT A

                              PART III - NARRATIVE

The Registrant's Report on Form 10-Q for the quarter period ended August 4, 2001 could not be filed within the prescribed time period because the Registrant filed for bankruptcy and was unable to complete the report in a timely fashion due to the increased workload involved in a bankruptcy proceeding and the reduced staff. The Registrant submitted a request for a no-action letter to the Securities and Exchange Commission on August 31, 2001 requesting the Staff's opinion that no action would be taken against the Registrant if it filed its monthly bankruptcy reports on a Form 8-K in lieu of filing quarterly and annual reports. As of the filing date of this Notification of Late Filing, the staff has not determined whether to grant such request.
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